UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 23, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 23, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 22, 2011
11-37-TR

Teck Receives Regulatory Approval for Share Buy-Back Program

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) has been informed that the Toronto Stock Exchange has accepted Teck’s notice of intention to make a normal course issuer bid in respect of up to 40 million Class B subordinate voting shares, representing approximately 6.88% of Teck’s 581,442,001 Class B subordinate voting shares outstanding as at June 15, 2011, or 8.47% of Teck’s public float.  The period of the normal course issuer bid will commence on June 27, 2011 and will continue until June 26, 2012 or an earlier date if Teck completes its purchases.

Teck will make any purchases through the facilities of the Toronto Stock Exchange from time to time at the prevailing market prices of the Class B shares as traded on the Exchange and any Class B shares purchased will be cancelled.  Daily purchases will be limited to 718,649 shares, in accordance with the Exchange’s rules.  The actual number of Class B shares to be purchased and the timing of any such purchases will be determined by Teck from time to time as market conditions warrant.

Teck is making the normal course issuer bid because it believes that the market price of their Class B shares may, from time to time, not reflect its underlying value and that the share buy-back program may provide value by reducing the number of shares outstanding at attractive prices.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. www.teck.com.

Investor Contact:
Greg Waller
Vice President Investor Relations & Strategic Analysis
Tel.604.699.4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Vice President Corporate Affairs
Tel.604.699.4616
marcia.smith@teck.com